Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna Files Early Warning Report

Vancouver, October 16, 2020 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that on October 16, 2020 common share purchase warrants (the “Warrants”) entitling Fortuna to purchase up to 1,079,700 common shares of Medgold Resources Corp. (“Medgold”), of 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6, at a price of C$0.40 per common share expired unexercised. Prior to the expiry of these Warrants, Fortuna owned and controlled 21,079,700 common shares and 1,079,700 Warrants.

Immediately following the expiry of the Warrants, Fortuna owns and controls 21,079,700 common shares of Medgold, representing 15.64 percent of the issued and outstanding common shares of Medgold, and owns no Warrants. The expiry of the Warrants resulted in an ownership change of greater than 2 percent, and therefore the filing of an update to the early warning report previously filed.

Fortuna previously acquired common shares of Medgold for investment purposes, and depending on market and other conditions, it may from time to time in the future increase or decrease its ownership, control or direction over securities of Medgold through market transactions, private agreements, or otherwise. Fortuna has filed on www.sedar.com a report in accordance with NI 62-103, and a copy of the report may be obtained by contacting Sally Whittall, Fortuna’s Corporate Secretary, at +1.604.484.4085.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements regarding the possible future acquisition or disposition by the Company of securities in Medgold. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, whether the Company will in the future acquire or dispose of securities in Medgold; changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of any suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the possible future acquisition or disposition by the Company of securities in Medgold; the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.